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                                                                   EXHIBIT 20.1


                      [RADIANCE MEDICAL SYSTEMS LETTERHEAD]



                     RADIANCE MEDICAL SYSTEMS AND ENDOLOGIX

                           SHAREHOLDERS APPROVE MERGER


        IRVINE, CA--(BW Healthwire)--May 29, 2002, Radiance Medical Systems, Inc. (Nasdaq RADX-news) and Endologix, Inc. today announced the approval of the acquisition of Endologix, Inc. by Radiance at a Special Meeting of the shareholders held today at Radiance.

        The combined company, which will be named Endologix, Inc., will focus on the development and marketing of Endologix's patented technology for the treatment of Abdominal Aortic Aneurysms (AAA). Endologix expects to begin trading on the Nasdaq National Market under the symbol "ELGX" beginning on June 3, 2002.

        Jeff Thiel, President & CEO of Radiance said, "We are pleased that we completed this transaction, which will allow the Radiance shareholders to participate with this very compelling technology in the large and growing market for endoluminal stent grafts for the treatment of AAA's."

        Franklin D. Brown, Chairman & CEO of Endologix stated, "This merger puts the combined company on a solid financial footing which will help it to achieve its corporate milestones over the next 1 1/2 - 2 years. Those milestones are to complete the requisite enrollment and clinical follow up in the US pivotal study of the PowerLink System, to obtain the Shonin and be "first to market" with its technology in Japan, as well as to make targeted investments in Europe to build sales revenue." Mr. Brown also was elected Chairman & CEO of the combined company.

        190,000 people are diagnosed each year with AAA and it is estimated to be the 13th leading cause of death in the United States. The global market for endoluminal grafts to treat AAA is estimated to currently be $200-$300 million, with growth projected to over 1 billion dollars in the future.

        Radiance owned 4% of Endologix, and under the terms of the merger agreement Radiance will pay shareholders of Endologix $0.75 in cash and one share of Radiance stock for

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each share of Endologix stock it didn't already own, for an aggregate cash consideration of approximately $8.4 million and a total of approximately 11.1 million shares of Radiance Common Stock. In addition, Endologix shareholders may receive milestone payments of up to $0.50 payable in cash or stock for each share of Endologix stock in the event regulatory approval is received by certain dates, for an aggregate total possible milestone payment of approximately $5.6 million.

        Radiance Medical Systems develops radiation delivery catheters for use in the treatment of coronary and peripheral vascular systems to prevent restenosis following the interventional treatment of atherosclerosis. For more information about Radiance, please visit the Company's web site at www.radiance.net.

        Except for historical information contained herein, this news release contains forward-looking statements, the accuracy of which are necessarily subject to risks and uncertainties, and which may be affected by, among other things, risks and uncertainties related to the effects of the proposed merger with Endologix on Radiance, the ability of Radiance to successfully integrate Endologix's and Radiance's operations and business strategies, future economic, competitive and market conditions, including those in Europe and Asia and those related to Radiance's and Endologix's strategic markets, whether the products offered will achieve acceptance in the marketplace and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Radiance. In addition, the accuracy of the forward-looking statements in this news release are necessarily subject to other risks and uncertainties, and may be affected by, among other things, risks and uncertainties involving new product development and introduction cycles, research and development activities, including failure to demonstrate clinical efficacy, delays by regulatory authorities, scientific and technical advances by third parties, introduction of competitive products, third party reimbursement and physician training, and other risk factors, and matters set forth in Radiance's Annual Report on Form 10-K for the year ended December 31, 2001 and its Quarterly Report on Form 10-Q for the quarterly ended March 31, 2002.


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